SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2007

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL to Complete First Flight with New Boeing 737-800 SFP
on São Paulo - Rio Shuttle Route

São Paulo, February 8, 2007 – GOL Linhas Aéreas Inteligentes (NYSE: GOL and Bovespa: GOLL4), Brazil’s low-cost, low-fare airline, will complete the first flight of its new 737-800 Short Field Performance (SFP) aircraft on the São Paulo-Rio de Janeiro Shuttle Route (departing from Congonhas Airport, São Paulo, and arriving at Santos Dumont Airport, Rio de Janeiro) this Saturday, February 10. In 2006, GOL received the first 11 737-800 SFP aircraft under its order with Boeing and will receive another 14 aircraft during 2007. GOL’s total order of 121 aircraft – scheduled for delivery between 2006 and 2012 – represents the largest contract signed between the North American manufacturer and a Latin American airline.

GOL currently operates a fleet of 65 Boeing 737-300, 700 and 800 aircraft, which provide high-level performance, adhere to all international safety rules and are certified by U.S. and Brazilian authorities to takeoff and land on short, wet or snow-covered runways. GOL chose to operate a standard fleet to ensure high quality equipment maintenance in addition to guaranteeing passenger security. “We are committed to offering our customers high quality service and safe transportation. We continue to look for innovative solutions to ensure GOL is operating the safest aircraft possible,” says Captain David Barioni, GOL’s Technical Vice President.

The new 737-800 SFP was developed by Boeing for GOL, to be used at Brazil’s two busiest airports – Congonhas Airport in São Paulo, and Santos Dumont Airport in Rio de Janeiro, which has one of the shortest runways in the world (1,323 meters). GOL’s new aircraft are equipped with winglets, a technology that reduces noise during takeoff and affords fuel savings of up to 3% per year. "Boeing worked with GOL to enhance the 737-800’s short runway performance and provide additional value to the airline’s operations. More than 12 airlines around the world are already benefiting from the enhanced to the 737-800,” said John Wojick, Vice President of Sales, Latin America and the Caribbean, Boeing Commercial Airplanes.

The enhancements to the 737 SFP will increase seat capacity on the São Paulo – Rio de Janeiro shuttle route by approximately 30%. “Boeing helped us expand our seat capacity on the most important route in Brazil, offering additional comfort and safety to our passengers,” adds Barioni. “Innovation is a key factor in sustaining the Company’s results.”

About GOL Linhas Aéreas Inteligentes

GOL Linhas Aéreas Inteligentes is one of the most profitable and fastest growing low-cost, low-fare airlines in the industry worldwide. GOL provides frequent service on routes connecting all of Brazil’s major cities as well as primary destinations in Argentina, Bolivia, Chile, Paraguay and Uruguay through its more than 610 daily flights to 55 major airports. GOL offers daily flights to more destinations in Brazil than any other domestic airline while providing customers with the most convenient flight schedules in the country. GOL operates a young, modern fleet of Boeing 737s, the safest and most comfortable aircraft of its class, with low maintenance, fuel and training costs, and high aircraft utilization and efficiency ratios. In addition to safe and reliable service, which stimulates GOL’s brand recognition and customer satisfaction, the Company’s single class of service is recognized as the best value proposition in the market. GOL’s growth plans include increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic South American travel destinations. GOL shares are listed on the NYSE and the Bovespa. GOL: here everyone can fly!

For more information, flight times and fares, please access our site at www.voegol.com.br or call: 0300-789-2121 in Brasil, 0810-266-3131 in Argentina, 800-1001-21 in Bolivia, 0004 055 127 in Uruguay, 009 800 55 1 0007 in Paraguay, 1 888 0042 0090 or 1230 020 9104 in Chile, 0800 52 900 in Peru and 55 11 2125-3200 in other countries.

CONTACT: GOL Linhas Aéreas Inteligentes S.A.

Investor Relations	Corporate Communications
Ph: (5511) 3169 6800	Ph: (5511) 3169 6449
E-mail: ri@golnaweb.com.br	E-mail: rcorbioli@golnaweb.com.br
Site: www.voegol.com.br/ir

Media – Brazil & Latin America	Media – U.S. & Europe
MVL Comunicação; D. Barbará and E. Oliveira	Edelman; G. Juncadella and M. Smith
Ph: (5511) 3049-0349 / 0341	Ph: +1 (212) 704-4448 / 704-8196
E-mail: daniela.barbara@mvl.com.br;	E-mail:gabriela.juncadella@edelman.com
eduardo.oliveira@mvl.com.br	meaghan.smith@edelman.com

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 08, 2007

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.